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Exhibit 12.1

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six Months Ended
			Year Ended December 31,
	June 30, 2004	June 30, 2003
			2003	2002	2001
Earnings:
Income from continuing operations before taxes, minority interests and income or loss from equity investees	$8,477	$56,180	$90,500	$246,672	$186,526
Interest expense	189,411	180,014	363,728	315,748	278,276
Distributed income of equity investees	41,624	46,422	64,046	10,780	42,473
Amortization of capitalized interest	1,226	1,190	2,298	1,815	1,255

Total earnings(A)	$240,738	$283,806	$520,572	$575,015	$508,530

Fixed charges:
Interest expense	$189,411	$180,014	$363,728	$315,748	$278,276
Capitalized interest	2,297	8,463	14,479	16,806	16,176
Preferred OP unit distributions	3,940	5,225	9,312	10,874	9,803

Total fixed charges(B)	$195,648	$193,702	$387,519	$343,428	$304,255

Preferred stock dividends	$41,552	$44,947	$85,920	$93,558	$90,331
Redemption related preferred issuance costs	88	2,155	7,645	—	—

Total preferred stock dividends	$41,640	$47,102	$93,565	$93,558	$90,331

Total fixed charges and preferred stock dividends(C)	$237,288	$240,804	$481,084	$436,986	$394,586

Ratio of earnings to fixed charges (A divided by B)	1.23	1.47	1.34	1.67	1.67

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	1.01	1.18	1.08	1.32	1.29

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APARTMENT INVESTMENT AND MANAGEMENT COMPANY Computation of Ratio of Earnings to Fixed Charges (in thousands)